Exhibit 99.2

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	AISHWARYA SITHARAM	SANTOSH VYAS
	aishwaryasitharam@drreddys.com	santoshvyas@drreddys.com

Dr. Reddy’s Q2 & H1FY27 Financial Results

Hyderabad, India, October 23, 2026: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and six months ended September 30, 2026. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

Particulars	Q2FY27	H1FY27
Revenues	₹ 86,708 Mn [Down: 1.5% YoY; Up 7.4% QoQ]	₹ 167,413 Mn [Down: 3.5% YoY]
Gross Margin	52.1% [Q2FY26: 54.7%; Q1FY27: 46.5%]	49.4% [H1FY26: 55.8%]
EBITDA	₹ 17,828 Mn [20.6% of Revenues]	₹ 27,915 Mn [16.7% of Revenues]
Profit before Tax	₹ 12,277 Mn [14.2% of Revenues]	₹ 17,803 Mn [10.6% of Revenues]
Profit after Tax attributable to Equity Holders	₹ 9,250 Mn [10.7% of Revenues]	₹ 13,685 Mn [8.2% of Revenues]

Note: Q1FY27 results were impacted due to a ₹2,397 Mn provision towards inventory and associated costs related to semaglutide’s active pharmaceutical ingredient (‘semaglutide API related impact’).

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We continued to improve the overall health of our business, delivering double-digit base business growth and EBITDA margins of over 20% during the quarter. We remain focused on strengthening our core businesses, enhancing productivity, and investing in strategic growth platforms to deliver consistent performance, while creating long-term value drivers.”

1

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹95.83

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

Particulars	Q2FY27	Q2FY26	YoY	Q1FY27	QoQ
	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	77,927	78,498	(1)	71,993	8
North America	24,890	32,408	(23)	22,048	13
Emerging Markets	20,595	16,548	24	18,328	12
India	18,508	15,780	17	17,177	8
Europe	13,935	13,761	1	14,440	(3)
Pharmaceutical Services and Active Ingredients (PSAI)	8,310	9,450	(12)	8,519	(2)
Others	471	103	357	193	145
Total	86,708	88,051	(2)	80,705	7

Revenue Mix by Segment for the half year

Particulars	H1FY27	H1FY26	YoY
	(₹)	(₹)	Gr%
Global Generics	149,920	154,118	(3)
North America	46,938	66,531	(29)
Emerging Markets	38,923	30,590	27
India	35,684	30,491	17
Europe	28,375	26,505	7
PSAI	16,829	17,631	(5)
Others	664	1,754	(62)
Total	167,413	173,503	(4)

Branded businesses, namely India, Emerging Markets and the acquired consumer health portfolio in Nicotine Replacement Therapy, account for 53% of Q2FY27 revenues and 52% of H1FY27 revenues.

2

Consolidated Income Statement for the quarter

Particulars	Q2FY27		Q2FY26		YoY	Q1FY27		QoQ
	($)	(₹)	($)	(₹)	Gr %	($)	(₹)	Gr%
Revenues	905	86,708	919	88,051	(2)	842	80,705	7
Cost of Revenues	433	41,504	416	39,911	4	450	43,165	(4)
Gross Profit	472	45,204	502	48,140	(6)	392	37,540	20
% of Revenues		52.1%		54.7%			46.5%
Selling, General & Administrative Expenses	293	28,075	276	26,436	6	301	28,820	(3)
% of Revenues		32.4%		30.0%			35.7%
Research & Development Expenses	55	5,235	65	6,202	(16)	60	5,766	(9)
% of Revenues		6.0%		7.0%			7.1%
Impairment of Non-Current Assets, net	1	123	7	662	(81)	0	15	720
Other (Income)/Expense, net	(10)	(912)	(28)	(2,673)	(66)	(9)	(845)	8
Results from Operating Activities	132	12,683	183	17,513	(28)	39	3,784	235
Finance (Income)/Expense, net	3	329	(8)	(774)	(143)	(18)	(1,734)	(119)
Share of Profit of Equity Investees, net of tax	1	77	(1)	(63)	(222)	(0)	(8)	(1,063)
Profit before Income Tax	128	12,277	191	18,350	(33)	58	5,526	122
% of Revenues		14.2%		20.8%			6.8%
Income Tax Expense/(Benefit)	33	3,143	43	4,082	(23)	12	1,178	167
Profit for the Period	95	9,134	149	14,268	(36)	45	4,348	110
% of Revenues		10.5%		16.2%			5.4%
Attributable to Equity holders of Parent Co.	97	9,250	150	14,372	(36)	46	4,435	109
% of Revenues		10.7%		16.3%			5.5%
Attributable to Non-controlling interests	(1)	(116)	(1)	(104)	13	(1)	(87)	35
Diluted Earnings per Share (EPS)	0.12	11.10	0.18	17.25	(36)	0.06	5.32	109

Earnings before Interest, Tax, Depreciation & Amortization (EBITDA) Computation for the quarter

Particulars	Q2FY27		Q2FY26		Q1FY27
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	128	12,277	191	18,350	58	5,526
Interest (Income) / Expense, net*	2	159	(6)	(552)	(9)	(825)
Depreciation	36	3,489	32	3,091	35	3,380
Amortization	19	1,780	20	1,960	21	1,992
Impairment	1	123	7	662	0.2	15
EBITDA	186	17,828	245	23,511	105	10,088
% of Revenues		20.6%		26.7%		12.5%

*Includes income from Investment

3

Consolidated Income Statement for the half year

Particulars	H1FY27		H1FY26		YoY Gr%
	($)	(₹)	($)	(₹)
Revenues	1,747	167,413	1,811	173,503	(4)
Cost of Revenues	884	84,669	801	76,736	10
Gross Profit	863	82,744	1,010	96,767	(14)
% of Revenues		49.4%		55.8%
Selling, General & Administrative Expenses	594	56,895	543	52,083	9
% of Revenues		34.0%		30.0%
Research & Development Expenses	115	11,001	130	12,446	(12)
% of Revenues		6.6%		7.2%
Impairment of Non-Current Assets, net	1	138	7	662	(79)
Other (Income)/Expense, net	(18)	(1,757)	(36)	(3,412)	(49)
Results from Operating Activities	172	16,467	365	34,988	(53)
Finance (Income)/Expense, net	(15)	(1,405)	(24)	(2,344)	(40)
Share of Profit of Equity Investees, net of tax	1	69	(1)	(65)	(206)
Profit before Income Tax	186	17,803	390	37,397	(52)
% of Revenues		10.6%		21.6%
Income Tax Expense	45	4,321	94	9,033	(52)
Profit for the Period	141	13,482	296	28,364	(52)
% of Revenues		8.1%		16.3%
Attributable to Equity holders of the Parent Co.	143	13,685	298	28,549	(1)
% of Revenues		8.2%		16.5%
Attributable to Non-controlling interests	(2)	(203)	(2)	(185)	0
Diluted Earnings per Share (EPS)	0.17	16.42	0.36	34.26	(52)

EBITDA Computation for the half year

Particulars	H1FY27		H1FY26
	($)	(₹)	($)	(₹)
Profit before Income Tax	186	17,803	390	37,397
Interest (Income) / Expense, net*	(7)	(667)	(16)	(1,580)
Depreciation	72	6,869	62	5,985
Amortization	39	3,772	40	3,831
Impairment	1	138	7	662
EBITDA	291	27,915	483	46,295
% of Revenues		16.7%		26.7%

*Includes income from Investment

Key Balance Sheet Items

Particulars	As on 30th Sep 2026		As on 30th Jun 2026		As on 30th Sep 2025
	($)	(₹)	($)	(₹)	($)	(₹)
Cash & Cash Equivalents and Other Investments	904	86,670	955	91,508	776	74,393
Trade Receivables	1,058	101,399	1,049	100,557	1,020	97,738
Inventories	847	81,182	840	80,473	791	75,821
Property, Plant, and Equipment	1,201	115,097	1,206	115,549	1,169	111,981
Goodwill and Other Intangible Assets	1,222	117,145	1,215	116,463	1,182	113,240
Loans and Borrowings (Current & Non-Current)	754	72,287	751	71,952	611	58,539
Trade Payables	377	36,082	391	37,497	420	40,248
Equity	4,063	389,370	4,036	386,735	3,778	362,082

4

Key Business Highlights for Q2FY27

•	Partnered with Takeda for India’s 1st Central Drugs Standard Control Organisation (CDSCO) approved dengue vaccine, QDENGA.

•	Expanded collaboration with Gilead Sciences for investigational once-yearly lenacapavir for HIV prevention in 120 countries.

•	In association with GARDP Foundation, secured Thai Food and Drug Administration (FDA) approval for zoliflodacin, a first-in-class antibiotic for uncomplicated urogenital gonorrhoea treatment within six months of the United States Food and Drug Administration (USFDA) approval.

•	Secured approval from the USFDA for rituximab biosimilar for the United States (US).

•	Launched nivolumab biosimilar in India.

•	Secured 1st biosimilar approval in India for abatacept intravenous (IV).

•	First-to-market launch in the US of hospital drug, sugammadex injection 200 mg/2 mL (100 mg/mL) and 500 mg/5 mL (100 mg/mL) single-dose vials.

•	Generic semaglutide approved in 10 countries till date across Latin America, Africa & the Middle East, as well as Canada and India.

•	CDMO business under Aurigene Pharmaceutical Services Limited (APSL) generated revenues of $100+ million in the 12 months ended September 2026.

•	APSL secured strategic long-term manufacturing and supply agreement for US, Europe, Canada & emerging markets with a leading global pharmaceutical company.

ESG Highlights for Q2FY27

•	‘Silver’ medal awarded by FinanceAsia in ‘Best Large Cap Company in India’ category at Asia’s Best Companies 2026.

•	Improved CRISIL ESG Rating to 73/100 for FY26 from 66/100 in FY25, becoming the only pharma company in leadership category.

5

Other Updates for Q2FY27

•	Certain batches of semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product, as communicated earlier. Appropriate measures are being taken to ensure product quality and resumption of supplies.

•	Received Voluntary Action Indicated (VAI) classification, following a Good Manufacturing Practice (GMP) inspection conducted by the USFDA in September 2025 at API manufacturing facility in Mirfield, United Kingdom.

•	Received a Form 483 with three observations, following a Pre-Approval Inspection (PAI) & GMP inspection at FTO-SEZ Process Unit-02, Srikakulam, Andhra Pradesh in July 2026, to which responses were provided within the stipulated timeline.

•	Received a Form 483 with four observations, following a GMP inspection at formulations manufacturing facility, FTO-3, in Bachupally, Hyderabad in August 2026, to which responses were provided within the stipulated timeline.

•	Received a Form 2953 with two observations, following a records assessment under Section 704(a)(4) of the Federal Food, Drug, and Cosmetic Act at API manufacturing facility in Mexico between July and September 2026, to which responses were provided within the stipulated timeline.

•	Distribution & promotion agreement with Novartis India for select brands in India terminated, following a change in its controlling shareholding.

6

Revenue Analysis

•	Q2FY27 consolidated revenues at ₹86.7 billion, decline of 1.5% YoY and growth of 7% QoQ.

H1FY27 consolidated revenues at ₹167.4 billion, growth of 3.5% YoY.

Growth was impacted primarily on account of lower lenalidomide revenues in North America. The underlying base business, i.e. excluding lenalidomide in North America, continued to deliver double-digit growth across businesses, excluding Europe and API, further supported by favourable currency movements.

Global Generics (GG)

•	Q2FY27 revenues at ₹77.9 billion, decline of 0.7% YoY and growth of 8% QoQ, accounting for 90% of Q2FY27 consolidated revenues.

H1FY27 revenues at ₹149.9 billion, decline of 2.7% YoY, accounting for 90% of H1FY27 consolidated revenues.

Branded businesses, namely India, Emerging Markets and the acquired consumer health portfolio in Nicotine Replacement Therapy (NRT), account for 53% of Q2FY27 consolidated revenues and 52% of H1FY27 consolidated revenues.

North America

•	Q2FY27 revenues at ₹24.9 billion, decline of 23% YoY and growth of 13% QoQ.

H1FY27 revenues at ₹46.9 billion, decline of 29% YoY.

Decline was largely due to lower lenalidomide sales.

•	During the quarter, we launched six new products, while a total of 12 new products were launched in H1FY27.

•	We filed five new Abbreviated New Drug Applications (ANDAs) with the USFDA during the quarter, taking the total to 10 for H1FY27.

•	As of September 30, 2026, filings pending approval from USFDA were 80, including:

-	77 ANDAs (46 are Paragraph IV applications, and 27 may have a ‘First to File’ status) and

-	Three New Drug Applications (NDAs) filed u/s 505(b)(2), of which one is a Paragraph IV application.

Emerging Markets

•	Q2FY27 revenues at ₹20.6 billion, growth of 24% YoY and 12% QoQ, accounting for 24% of Q2FY27 consolidated revenues.

H1FY27 revenues at ₹38.9 billion, growth of 23% YoY, accounting for 23% of H1FY27 consolidated revenues.

YoY growth was largely driven by new launches across markets, further aided by favourable forex.

-	Q2FY27 Russia revenues at ₹10.1 billion, growth of 15% YoY and 12% QoQ.

H1FY27 Russia revenues at ₹19.1 billion, growth of 21% YoY.

Growth was aided by acquisitions, price increases and favorable currency movements.

-	Q2FY27 Other Commonwealth of Independent States (CIS) countries and Romania revenues at ₹2.6 billion, growth of 13% YoY and 21% QoQ.

H1FY27 CIS and Romania revenues at ₹4.8 billion, growth of 12% YoY.

Favourable currency movements were the key driver of growth.

-	Q2FY27 Rest of World (RoW) revenues at ₹7.9 billion, growth of 44% YoY and 11% QoQ.

7

H1FY27 RoW revenues at ₹15.0 billion, growth of 43% YoY.

Growth was led by new product launches across countries, aided by favourable currency tailwinds.

•	During Q2FY27, we launched 27 new products across countries, taking the total to 70 for H1FY27.

India

•	Q2FY27 revenues at ₹18.5 billion, growth of 17% YoY and 8% QoQ, accounting for 21% of Q2FY27 consolidated revenues.

H1FY27 revenues at ₹35.7 billion, growth of 17% YoY, accounting for 21% of H1FY27 consolidated revenues.

Growth was driven by revenues from new brand launches, supported by price increases, volume growth, and contributions from recently acquired portfolios.

As per IQVIA data published for September 2026, our rank in the Indian Pharmaceutical Market (IPM) was at 8th on a Moving Quarterly Total (MQT) and 9th on a Moving Annual Total (MAT) basis. We continued to outperform IPM, with secondary sales growth of 21.0% as compared to IPM growth of 14.7% on a MQT basis and 19.4% as compared to IPM growth of 13.2% on a MAT basis.

•	During the quarter, we launched four new brands, taking the total to 11 for H1FY27.

Europe

•	Q2FY27 revenues at ₹13.9 billion, growth of 1% YoY and decline of 3% QoQ, accounting for 16% of Q2FY27 consolidated revenues.

H1FY27 revenues at ₹28.4 billion, growth of 7% YoY, accounting for 17% of H1FY27 consolidated revenues.

Revenues from new generic product launches and favourable currency movements were partially offset by pricing pressure in generics. NRT revenues declined primarily due to continued impact of operating model change post-integration, as highlighted in Q1FY27.

-	Q2FY27 NRT revenues at ₹6.6 billion, decline of 6% YoY and flat QoQ.

H1FY27 NRT revenues at ₹13.1 billion, decline of 4% YoY.

-	Q2FY27 Germany revenues at ₹3.9 billion, decline of 1% YoY and 3% QoQ.

H1FY27 Germany revenues at ₹8.0 billion, growth of 12% YoY.

-	Q2FY27 UK revenues at ₹1.9 billion, growth of 24% YoY and decline of 16% QoQ.

H1FY27 UK revenues at ₹4.3 billion, growth of 29% YoY.

-	Q2FY27 Rest of Europe revenues at ₹1.5 billion, growth of 20% YoY and decline of 2% QoQ.

H1FY27 Rest of Europe revenues at ₹3.0 billion, growth of 24% YoY.

•	During the quarter, we launched six new products in the region, taking the total to 30 for H1FY27.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q2FY27 revenues at ₹8.3 billion, decline of 12% YoY and 2% QoQ.

H1FY27 revenues at ₹16.8 billion, decline of 5% YoY.

Lower volume uptake in the API business, was partially offset by double digit growth in CDMO business and currency tailwinds.

•	During the quarter, we filed 28 Drug Master Files (DMFs) globally, taking the total to 66 for H1FY27.

8

Income Statement Highlights

Note : Q1FY27 margins were affected by ‘semaglutide API related impact’.

Gross Margins

•	Q2FY27 at 52.1% (GG: 56.2%, PSAI: 11.8%), a decline of 254 basis points (bps) YoY and an increase of 562 bps QoQ.

H1FY27 at 49.4% (GG: 54.0%, PSAI: 1.1%), a decline of 635 bps YoY.

The YoY decline for the quarter and for the half year ended September 2026 was primarily on account of lower sales of lenalidomide in North America.

Selling, General & Administrative (SG&A) Expenses

•	Q2FY27 at ₹28.1 billion, increase of 6% YoY and a decrease of 3% QoQ.

As % to Revenues – Q2FY27: 32.4% | Q2FY26: 30.0% | Q1FY27: 35.7%.

H1FY27 at ₹56.9 billion, increase of 9% YoY.

As % to Revenues – H1FY27: 34.0% | H1FY26: 30.0%.

The YoY increase was primarily attributable to higher personnel costs, including increments, adverse currency movement and elevated freight outward costs due to supply chain disruptions arising from the Middle East crisis.

Research & Development (R&D) Expenses

•	Q2FY27 at ₹5.2 billion, decrease of 16% YoY and 9% QoQ.

As % to Revenues – Q2FY27: 6.0% | Q2FY26: 7.0% | Q1FY27: 7.1%.

H1FY27 at ₹11.0 billion, decrease of 12% YoY.

As % to Revenues – H1FY27: 6.6% | H2FY26: 7.2%.

R&D expenditure was lower due to reduced development spends in generics.

Profit before Tax (PBT)

•	Q2FY27 at ₹12.3 billion, decline of 33% YoY and an increase of 122% QoQ.

As % to Revenues – Q2FY27: 14.2% | Q2FY26: 20.8% | Q1FY27: 6.8%.

H1FY27 at ₹17.8 billion, decline of 52% YoY.

As % to Revenues – H1FY27: 10.6% | H1FY26: 21.6%.

Income Tax

•	Q2FY27 at ₹3.1 billion.

As % to PBT – Q2FY27: 25.6% | Q2FY26: 22.2% | Q1FY27: 21.3%.

H1FY27 at ₹4.3 billion.

As % to PBT – H1FY27: 24.3% | H1FY26: 24.2%.

The ETR was higher in Q2FY27 primarily due to an adverse jurisdictional mix for the quarter, in comparison to the same period in the previous year.

9

Profit attributable to Equity Holders of Parent Company

•	Q2FY27 at ₹9.3 billion, decline of 36% YoY and increase of 109% QoQ.

As % to Revenues – Q2FY27: 10.7% | Q2FY26: 16.3% | Q1FY27: 5.5%.

H1FY27 at ₹13.7 billion, decline of 52% YoY.

As % to Revenues – H1FY27: 8.2% | H1FY26: 16.5%.

Diluted Earnings per Share (EPS)

•	Q2FY27 is ₹11.10.

H1FY27 is ₹16.42.

10

Other Financial Highlights

EBITDA

•	Q2FY27 at ₹17.8 billion, decline of 24% YoY and increase of 77% QoQ.

As % to Revenues – Q2FY27: 20.6% | Q2FY26: 26.7% | Q1FY27: 12.5%.

H1FY27 at ₹27.9 billion, decline of 40% YoY.

As % to Revenues – H1FY27: 16.7% | H1FY26: 26.7%.

Others:

•	Operating Working Capital: As on 30th September 2026 at ₹146.5 billion

•	Capital Expenditure: Q2FY27 at ₹1.9 billion.

•	Free Cash Flow: Q2FY27 at ₹1.7 billion.

•	Net Cash Surplus: As on 30th September 2026 at ₹25.0 billion.

•	Net Debt to Equity: As on 30th September 2026 is (0.06).

•	Annualized Return on Capital Employed (RoCE): Q2FY27 stood at 9.5%.

11

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

12

All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

Particulars	As on 30th Sep 2026
(₹)
Inventories	81,182
Trade Receivables	101,399
Less:
Trade Payables	(36,082)
Operating Working Capital	146,499

Free Cash Flow

Particulars	Three months ended 30th Sep 2026
(₹)
Net cash generated from operating activities	10,164
Less:
Taxes	(4,880)
Investments in Property, Plant & Equipment and intangibles	(3,579)
Free Cash Flow before Acquisitions	1,705
Less:
Acquisitions related pay-out	-
Free Cash Flow	1,705

Net Cash Surplus and Debt to Equity

Particulars	As on 30th Sep 2026
(₹)
Cash and Cash Equivalents	13,294
Investments	73,376
Short-term Borrowings	(58,260)
Long-term Borrowings (Current & Non-current)	(14,027)
Less:
Restricted Cash Balance – Unclaimed Dividend and others	(214)
Lease liabilities (Included in Short-term and Long-term Borrowings)	14,027
Equity Investments (Included in Investments)	(3,172)
Net Cash Surplus	25,024
Equity	389,370
Net Debt/Equity	(0.06)

13

Computation of RoCE

Particulars	As on 30th Sep 2026
(₹)
Profit before Tax	12,277
Less:
Interest and Investment Income (Excluding forex gain/loss)	159
Earnings Before Interest and taxes [A]	12,436

Average Capital Employed [B]	359,967

Annualized Return on Capital Employed (A/B) (Ratio)	9.5%

Computation of Capital Employed

	As on
Particulars	Sep 30, 2026	Mar 31, 2026
Property Plant and Equipment	115,097	115,930
Intangibles	104,165	105,059
Goodwill	12,980	12,893
Investment in Equity Accounted Associates	5,867	5,673
Other Current Assets	38,465	36,256
Other Non-Current Assets	1,051	1,226
Inventories	81,182	76,531
Trade Receivables	101,399	101,219
Derivative Financial Instruments	(5,034)	(6,743)
Less:
Other Liabilities	45,055	53,702
Provisions	7,374	7,659
Trade payables	36,082	33,411
Operating Capital Employed	366,661	353,272
Average Capital Employed	359,967

Computation of EBITDA

Refer page no. 3 & 4.

14

Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: Friday, October 23, 2026

Time: 19:30 pm IST | 10:00 am ET

Conference Joining Information

Pre-register with the below link and join

https://drreddys.zoom.us/webinar/register/WN_fADmy9O6Tbqdycq7Ed8YOA

Audio Link and Transcript will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2026, our quarterly financial statements filed in Form 6-K with the US SEC for the quarter ended June 30, 2026, and our other filings with US SEC. The company assumes no obligation to update any information contained herein.

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